UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001–11527

HOSPITALITY PROPERTIES TRUST

(Exact name of registrant as specified in its charter)

Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts, 02458-1634

(617) 964-8389

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares Purchase Rights (Pursuant to Rights Agreement) (1)

(Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest

7% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest

7.125% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934 Hospitality Properties Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Hospitality Properties Trust

Date:	January 13, 2014	By:	/s/ Mark L. Kleifges
		Name:	Mark L. Kleifges
		Title:	Treasurer and Chief Financial Officer

(1)                                 The Common Shares Purchase Rights (the “Rights”) expired on December 31, 2013, pursuant to the terms of the Renewed Rights Agreement, dated as of May 15, 2007, of the Registrant, as amended on June 11, 2013.  The Registrant initially filed a Form 8-A to register the Rights on May 16, 2007, which was amended on June 11, 2013.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.